

Mail Stop 3030

April 20, 2009

<u>VIA U.S. MAIL and FACSIMILE</u>

Gary Berger
Chief Financial Officer
ISCO International, Inc.
1001 Cambridge Drive
Elk Grove Village, IL 60007

> **Re:** **ISCO International, Inc.**
> **Item 4.01 Form 8-K**
> **File No. 001-22302**
> **Filed April 16, 2009**

Dear Mr. Berger:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K dated and filed April 16, 2009

1. We note that the company's audit committee approved the dismissal of Grant Thornton LLP ("Grant Thornton"), effective April 13, 2009 and the company engaged Virchow, Krause and Company LLP ("Virchow") as its new independent registered accounting firm, effective April 15, 2009. We also note that Grant Thornton requested certain information from you relating to the sale of the common stock of Clarity to TAA Group Inc. ("TAA"). Despite repeated requests from the company, TAA refused to supply the requested information. It appears at question is the application of FIN 46R, and whether there is a requirement to consolidate TAA's results in the company's December 31, 2008 financial statements. Grant Thornton informed the company's Audit Committee it would not be able to complete the audit of the financial statements for the year ended December 31, 2008 as a result of incomplete information.

    We are also aware that Virchow acted as a consultant to the company with regards to the application of FIN 46R, beginning in January 2009. We note from the disclosure in the Form 8-K that Virchow supplied oral advice on the analysis required by FIN 46R and participated in several conference calls with Grant Thornton discussing the Clarity sale and the application of FIN 46R. To help us better understand the nature of the consulting work performed by Virchow prior to their engagement and how they concluded that it didn't cause an independence problem, please respond to the following questions:

    - Please tell us when Virchow was hired and the scope of the work they were hired to perform. Also, tell us if they were used for other accounting projects, if so, please discuss.
    - With regards to the Clarity issue, tell us who developed the original conclusion that the company would not be required to consolidate TAA's results in the Company's December 31, 2008 financial statements.
    - Explain the extent of Virchow's involvement on the telephone calls with Grant Thornton. For example, explain if Virchow spoke on behalf of the company.

    We may have further comments after reviewing your response.

    As appropriate, please respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at 202 551-3618 or Angela J. Crane, Accounting Branch Chief at 202 551-3554. You may also speak with Martin James, Senior Assistant Chief Accountant at 202 551-3671.

Sincerely,

Dennis C. Hult
Staff Accountant